(Edison International letterhead)

August 19, 2009

Mr. William Thompson
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-3561

Dear Mr. Thompson:

This letter is submitted on behalf of Edison International and Southern
California Edison Company (SCE) in response to comments from the staff of the Division of Corporation Finance of the Securities and Exchange
Commission (the Commission) with respect to the companies' (1) Form
10-K for the fiscal year ended December 31, 2008; (2) Definitive Proxy
Statement on Schedule 14A; and (3) Form 10-Q for the fiscal quarter ended March 31, 2009, as set forth in your letter to Mr. Theodore F.
Craver, Chairman of the Board, President and Chief Executive Officer of
Edison International, dated July 14, 2009.

For reference purposes, the text of your letter has been reproduced in this letter, with our responses appearing below each numbered comment.

Edison International

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 51

1.    We refer you to your response to comment one in our letter dated
      August 9, 2007 submitted on August 30, 2007.  In the response, you indicated that you intended to disclose in future annual report filings that (i) the scope of your evaluation of internal control over financial reporting does not include an evaluation of internal control over financial reporting for certain variable interest entities consolidated pursuant to FIN 46(R) together with key sub-totals such as total and net assets, revenues and net income that result from consolidation of such entities and
      (ii) your conclusion regarding the effectiveness of internal control over financial reporting does not extend to the internal controls of such VIEs.  Please tell us why you concluded the additional disclosures you intended to provide are not required.
      Otherwise, please include the disclosures in future annual report filings.  Also, please tell

      us whether the scope of your
      evaluation of internal control over financial reporting includes entities that you proportionately consolidate.  If the scope of your evaluation does not include proportionately consolidated entities, please provide similar disclosures in regard to those entities.  The additional disclosures should also note that the financial statements include the accounts of certain entities consolidated pursuant to FIN 46(R) and/or accounted for via proportionate consolidation in accordance with EITF 00-1 but that management has been unable to assess the effectiveness of
      internal control at those entities due to the fact that you do not have the ability to dictate or modify the controls of the entities and do not have the ability, in practice, to assess those controls.  Please refer to Questions 1 of "Frequently Asked
      Questions Regarding Management's Report on Internal Control Over
      Financial Reporting and Certification of Disclosure in Exchange
      Act Periodic Reports" available on our website at
      www.sec.gov/info/accountants/controlfaq.htm.

      Response:

      Variable Interest Entities:

      Edison International will add the following additional disclosure in its 2009 Form 10-K:

            Edison International consolidates four variable interest
            entities under FIN 46(R), but does not control the
            operating activities of these entities or have the ability to dictate or modify the controls of these entities.
            Accordingly, the scope of evaluation of internal control
            over financial reporting does not include an evaluation of internal control over financial reporting for these
            variable interest entities.  A summary of the key
            sub-totals of these entities is set forth in the following table (in millions):

                  ----------------------------------------------------
                                                          2008
                  ----------------------------------------------------
                  At December 31,
                        Total Assets                      $416
                  For the year ended December 31,
                       Revenue                            $410
                       Operating Expenses                 $243
                       Net Income                         $ 88
                  ----------------------------------------------------

            Accordingly, the conclusion regarding the effectiveness of internal control over financial reporting does not extend
            to the internal controls of such variable interest
            entities.

      Jointly Owned Utility Plants -

      Edison International proportionately records its share of
      expenses for jointly owned utility projects as described in Note
      13 to the Consolidated Financial Statements. Edison
      International's scope of evaluation of internal control over financial reporting includes SCE's interests in such jointly owned utility projects.

Schedule II Valuation and Qualifying Accounts, page 58

2.    Please disclose the nature of amounts charged to other accounts.
      Refer to Rule 12-09 of Regulation S-X.

      Response:

      Edison International will add the following footnote to describe the nature of $48 million charged to other accounts in our 2009
      Form 10-K.

      New Footnote to Schedule II, Valuation and Qualifying Accounts

         On September 15, 2008, Lehman Brothers Holdings filed for
         protection under Chapter 11 of the U.S. Bankruptcy Code. EME had power contracts with Lehman Brothers Commodity Services,
         Inc., a subsidiary of Lehman Brothers Holdings, for Midwest
         Generation for 2009 and 2010. Lehman Brothers Commodity
         Services also filed for bankruptcy protection on October 3,
         2008. The obligations of Lehman Brothers Commodity Services under the power contracts were guaranteed by Lehman Brothers
         Holdings. EME has established claims in the amount of $48
         million related to the contracts terminated with Lehman
         Brothers Holdings and its subsidiary through the termination provisions of its master netting agreements with a Lehman
         Brothers Holdings subsidiary. Such claims have been fully
         reserved and are included net in "Receivables, less allowances for uncollectible accounts" on Edison International's
         Consolidated Balance Sheet.

Exhibit 12 - Computation of Ratios of Earnings to Fixed Charges and
Preferred and Preference Stock

3.    Please show us your calculation of earnings for the most recent year in a format that identifies each of the items in instruction
      (C) of Item 503(d) of Regulation S-K.  In addition, tell us why your treatment of minority interest, equity in income from equity investees and distributed income from equity investees in your earnings computations comply with the instructions to Item 503(d)
      Regulation S-K.  In future filings please show your computations to derive income from continuing operations before fixed charges and taxes starting with income from continuing operations before tax and minority interest.

      Response:

      Attachment A includes a copy of Edison International's
      calculation for 2008 in the format requested.  The Ratios of
      Earnings to Fixed Charges and Preferred and Preference Stock are
      not materially different than presented in the 2008 Form
      10-K.

      Edison International will revise the format of the Ratio of
      Earnings to Fixed Charges and Preferred and Preference Stock
      calculation to be consistent with instruction (C) of Item 503(d)
      in its 2009 Form 10-K.

Exhibit 13 - Selected Portions of the Annual Report to Shareholders
from the Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results
of Operations, page 8

Edison International (Consolidated) Results of Operations and
Historical Cash Flow Analysis, page 64

4.    Your presentation of average realized prices, as computed in the footnotes to the tables on pages 72 and 75, appear to represent non-GAAP financial measures since you exclude certain GAAP
      amounts in the calculations.   Please tell us whether you
      consider average realized prices of the Illinois plants and Homer
      City facilities statistical measures that are based on GAAP numbers and explain the basis for your conclusion.  Otherwise, please revise your disclosures to identify the measures as non-GAAP financial measures, provide a reconciliation of
      operating revenues of the nonutility power generation segment to realized revenues of the Illinois plants and Homer City
      facilities and disclose the reasons why management believes that the presentation of the non-GAAP financial measures provides useful information to investors regarding your results of
      operations.  Please refer to Item 10(e) of Regulation S-K.

      Response:

      Additional disclosure has been added to the second quarter of
      2009 Form 10-Q together with a reconciliation of the operating revenues of the Illinois Plants and Homer City to the operating revenues of the non-utility power generation segment.

Critical Accounting Estimates and Policies, page 87

5.    Please revise to describe the material implications of
      uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods.  Your disclosures should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements.  For example, you should analyze to the extent material, such factors as how you arrived at each estimate, how accurate the
      estimate/assumption has been in the past, how much the
      estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the
      future.  We would expect you to provide quantitative as well as qualitative disclosure when quantitative information is
      reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Also, since each critical accounting estimate and related assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please refer to Item 303(a)(3)(ii) of
      Regulation S-K as well as the Commission's Guidance Regarding
      Management's Discussion and Analysis of Financial Condition and
      Results of Operations.

      Response:

      Edison International will enhance its Critical Accounting
      Estimates and Policies disclosures to describe the material implications of uncertainties associated with the methods, assumptions and estimates under Item 303(a)(3)(ii) of Regulation
      S-K in its 2009 Form 10-K.

Notes to Consolidated Financial Statements, page 125

Note 1. Summary of Accounting Policies, page 125

Earnings Per Share, page 128

6.    Please clarify whether you allocate undistributed earnings to the participating securities for purposes of computing basic earnings per share.  Refer to Issue 3 of EITF 03-6.  Please note any participant rights that are contingent or subject to discretion should be disclosed in accordance with paragraph 4 of SFAS 129.
      Also, please tell us the nature of the adjustments related to assumed conversions in the diluted earnings per share calculation.

      Response:

      Under the two-class method, we allocate undistributed earnings to common stock and participating securities on a one to one ratio, as if all of the earnings for the period have been distributed.
      Edison International's participating securities provide the holder with the ability to participate in all dividends declared with the holders of common stock on an equal basis as disclosed in Note 1 to the Consolidated Financial Statements:

            "Edison International's participating securities are stock based compensation awards payable in common shares,
            including stock options, performance shares and restricted stock units, which earn dividend equivalents on an equal
            basis with common shares..."

      Edison International only includes vested stock-based awards in the computation of basic earnings per share and does not have participating securities with contingencies or that are subject to discretion.

      Edison International uses the treasury stock method under
      paragraph 17 of SFAS 128 to calculate diluted EPS.  In applying the treasury method, all dilutive potential common shares, regardless of whether they are exercisable, are treated as if they have been exercised. All Edison International stock-based awards payable in stock are assumed to be converted and are considered in the diluted computation, taking into consideration proceeds received upon exercise, compensation cost attributable to future services not yet recognized, and the amount of excess tax benefits, if any. Edison International then ranks the
      dilutive impacts of the stock-based awards beginning with non participating securities followed by participating securities.

Note 4. Income Taxes, page 144

Accounting for Uncertainty in Income Taxes, page 146

7.    Please tell us how the liability for unrecognized tax benefits is classified in your consolidated balance sheet for each year presented.  In addition, please tell us the nature of the items netted against the liability as disclosed in note 3 to the table of commitments on page 95.

      Response:

      At December 31, 2008, the liability was recorded within the captions "Accrued taxes" and "Other deferred credits and other long term liabilities" on the

      Consolidated Balance Sheet. At
      December 31, 2007, the liability was recorded within the captions
      "Other current assets" and "Other deferred credits and other long term liabilities" on the Consolidated Balance Sheet.

      At December 31, 2008, Edison International had a consolidated net liability recorded for uncertain tax positions of $450 million, compared to a liability for unrecognized tax benefits of $2.237 billion. The difference is mainly due to the presentation of potential affirmative claim refunds. The $450 million net
      liability for uncertain tax positions includes liabilities expected to be paid to taxing authorities net of refunds expected to be received from taxing authorities, by tax jurisdiction.  We have also netted potential refunds from affirmative claims.

      During the second quarter of 2009, Edison International completed a settlement of tax matters with the Internal Revenue Service
      (referred to as the "Global Settlement").  The Global Settlement
      is described on page 21 of Edison International's Form 10-Q for the quarter ended June 30, 2009.  As a result of the Global
      Settlement, unrecognized tax benefits were reduced by $1.8 billion during the second quarter with a remaining balance of unrecognized tax benefits of $639 million at June 30, 2009.

Note 5. Compensation and Benefits Plans, page 151

Stock-Based Compensation, page 158

8.    We note your disclosure in the second paragraph on page 139 that you have issued restricted stock units since 2007.  Please tell us why you have not disclosed the information in paragraph A240 of SFAS 123(R) for restricted stock units.

      Response:

      Beginning in 2007, Edison International awarded restricted stock units as part of its stock-based compensation.  Such amounts have not been material (less than $3 million per year) to add the disclosures set forth in paragraph A240 of SFAS 123(R).  Such amounts are included in the total stock-based compensation expense set forth in Note 5 to our 2008 Consolidated Financial
      Statements.  However, we currently evaluate the disclosure of all stock-based awards at least annually and will consider additional disclosure in our 2009 Form 10-K.

Stock Options, page 158

9.    Please tell us your rationale for using historical volatility for the most recent 36 months in estimating the fair value of stock options as opposed to

      historical volatility over a period
      commensurate with the expected or contractual term of the
      awards.  Refer to Question 2 of SAB Topic 14:D.

      Response:

      Edison International considers historical volatility in
      estimating the fair value of stock options.  SFAS123(R) indicates that "in computing historical volatility, an entity might
      disregard an identifiable period of time in which its share price was extraordinarily volatile because of a failed takeover bid if a similar event is not expected to recur during the expected or contractual term." Due to the California Energy Crisis, Edison
      International believed it was reasonable to exclude historical volatility during the period 2000 through 2002 since (1) the volatility was impacted by an event that was specific to the deregulation of the California Electric industry and (2) the event is not reasonably expected to occur again during the estimated term.  For 2006 and 2007, we used the last three years'
      historical volatility to determine the fair value of our stock options.  In 2008, we revised the historical volatility period to
      62 months to more closely reflect the expected term of the stock option awards without including the period of the California
      Energy Crisis.  In 2009, we further revised the historical volatility period to 74 months consistent with our objective to use the expected term of the awards excluding the California
      Energy Crisis.  We will revise our disclosure in the 2009 Form
      10-K to clarify the period used for historical volatility.

Performance Shares, page 160

10.   Please tell us what consideration you gave to presenting separate disclosure of awards classified as equity and those classified as liabilities.  Refer to paragraph A240f of SFAS 123(R).

      Response:

      To the extent that performance shares are earned under the terms of the performance share plan, awards are settled half in cash and half in common stock.  The portion of the performance shares settled in cash are classified as share-based liability awards while the portion of the performance shares settled in common stock are classified as share-based equity awards.  Edison
      International has followed the requirements under SFAS 123(R),
      Paragraph A240f, and properly separated its equity and liability performance share disclosures. We considered the differences in settlement, fair value, accounting recognition and dividend equivalent feature in determining that separate disclosure was appropriate.

Note 6. Commitments and Contingencies, page 161

Lease Commitments, page 161

11.   Please disclose the information for capital leases required by paragraphs 16.a of SFAS 13 or tell us why such disclosures are not required.

      Response:

      Edison International disclosed the aggregate future commitments for power purchase contracts which met the requirements for capital leases, whether or not yet reflected on the consolidated balance sheets (certain lease terms do not begin until 2010 and
      2011).  Edison International disclosed in its second quarter of
      2009 Form 10-Q, and will continue to disclose prospectively (as applicable), the minimum lease payments for each of the five succeeding years and the gross and net carrying amounts of assets recorded under capital leases.  The disclosure of future lease payments in the second quarter of 2009 Form 10-Q reflect all capital leases, whether or not reflected on the consolidated balance sheets. In addition, Edison International disclosed there were no subleases and that the contingency rentals were less than
      $1 million.

Other Commitments, page 163

12.   Please tell us how you are accounting for the power purchase settlements with qualifying facilities and the basis in GAAP for your accounting treatment.  In addition, please disclose the amount of QF settlements for each year presented.

      Response:

      SCE reached settlements with certain qualifying facilities to buyout/terminate the power purchase agreements between SCE and those qualifying facilities.  The buyouts resulted in SCE paying a fixed payment to the qualifying facilities in accordance with a negotiated schedule and relieving the qualifying facilities from any obligation to provide power to SCE. The fixed payment
      obligation met the definition of a liability as defined by
      Concepts Statement No. 3.  As a result, upon execution of the buyouts, SCE recognized a liability equal to the present value of the future payment stream in accordance with APB No. 21,
      "Interest on Payables and Receivables."  The liabilities were reported in "Other deferred credits and other long-term
      liabilities" on the consolidated balance sheet. Because SCE recovered these payments from ratepayers through authorized rates, in accordance with SFAS 71, "Accounting for the Effects of
      Certain Types of Regulation," Paragraph 9, SCE recorded an offsetting "Regulatory asset" instead of

      immediately recording
      purchased-power expense. At the end of each quarter, SCE
      reflected accretion of the liability for the current-period portion of the difference between the discounted and nominal value of the settlement agreement.  The accretion of the
      liability was offset by a regulatory asset instead of recording interest expense, as this amount was also recoverable in future rates.  The regulatory asset was amortized to purchased-power expense as part of the authorized recovery of costs from
      ratepayers in accordance with regulatory commission actions.

      The settlement payments were $6 million, $28 million and $53 million for 2008, 2007 and 2006, respectively. The balance sheet amounts of these settlements at December 31, 2008 and 2007 were zero and $8 million, respectively.

Contingencies, page 167
Midwest Generation New Source Review Notice of Violation, page 171

13.   Please tell us whether you have agreed to indemnify Commonwealth
      Edison for liabilities, costs and expenses that may be incurred in connection with the notice of violation from US EPA received by Midwest Generation.  If so, tell us the maximum amount of future payments you could be required to make under the
      indemnification and whether you have accrued a liability.

      Response:

      EME did not agree to indemnify Commonwealth Edison.  Rather, EME and Commonwealth Edison have entered into a standstill agreement in response to the indemnity requested by Commonwealth Edison for liabilities, costs and expenses that may be incurred in
      connection with the notice of violation from US EPA received by
      Midwest Generation.  The parties have agreed to postpone
      resolution of whether the indemnity is applicable while jointly working together to respond to the US EPA. As disclosed, Midwest
      Generation cannot predict the outcome of the notice of violation with US EPA or estimate the impact on its facilities, its results of operations, financial position or cash flows.  In addition,
      Midwest Generation cannot estimate the maximum amount of future payments that it could be required to make under the indemnity.
      No liability has been recorded at June 30, 2009.

Note 14. Variable Interest Entities, page 185
Categories of Variable Interest Entities, page 186

14.   Please explain to us in detail how you account for EME's
      investments in wind projects under joint development agreements.
      Please address whether you account for the investments as debt or equity and the basis for your

      accounting treatment, how you
      allocate earnings to the minority interest holders and how you apply the equity method in accounting for minority interest together with any other information you deem necessary.

      Response:

      Background

      The following description of EME's business development
      activities was set forth on page 21 of the 2008 Form 10-K in the business section and may be helpful in providing the context of our accounting.

      "In seeking to find and invest in new wind projects, EME has entered into joint development agreements with third-party development companies that provide for funding by an EME
      subsidiary of development costs including through loans (referred to as development loans) and joint decision-making on key
      contractual agreements such as power purchase contracts, site agreements and permits. Joint development agreements and
      development loans may be for a specific project or a group of identified and future projects and generally grant EME the exclusive right to acquire related projects. In addition to joint development agreements, EME may purchase wind projects from third-party developers in various stages of development,
      construction or operation.

      In general, EME funds development costs under joint development agreements through development loans which are secured by project specific assets. A project's development loans are repaid upon the completion of the project. If the project is purchased by
      EME, repayment is made from proceeds received from EME in
      connection with the purchase. In the event EME declines to purchase a project, repayment is to be made from proceeds
      received from the sale of the project to third parties or from other sources as available."

      Accounting during the Development Phase

      During the development phase, EME incurs development costs directly and through expenditures made by joint developers from loans provided by EME.  Such costs are generally expensed as incurred.  In one case (referred to as U.S. Wind Force), EME made an initial loan to the developer to fund a redemption of a membership interest held by another party, repayment of loans and equity distributions to the equity holders.  In this case, EME concluded the loan was a variable interest and EME was the primary beneficiary under FIN 46(R).  Through consolidation of this entity at inception, EME reflected the project development rights as an intangible asset and eliminated the loan receivable from U.S. Wind Force with the loan payable of this variable interest entity.  With

      respect to the operating activities of
      U.S. Wind Force, EME absorbs losses during the development phase and reflects operating activities as development costs.

      Under other joint development arrangements, the local developer generally does not fund development costs and has little to no equity at risk.  As a result, EME records the losses in excess of joint developers' equity at risk.  By way of analogy, the
      substance of the joint development arrangement and accounting treatment is the same as EME paying a third party for services to conduct development.

      Accounting upon Successful Completion of Development of a Project

      Upon successful completion of a project, EME and the joint developer finalize a purchase price for EME's acquisition of the project from the local developer.  The purchase price is then used, in part, by the local developer to repay the development loan. Depending on the commercial agreement, the local developer may also retain a small minority interest.  As a result of the acquisition, EME consolidates the project company and presents the underlying assets (generally construction in progress) in its consolidated financial statements.  In accounting for the
      acquisition of the project from the local developer, EME
      eliminates the repayment of the development loan (previously recorded as an expense during the development phase) from the purchase price as a consolidation adjustment.

      At December 31, 2008, a minority interest was held by others in two projects (neither were joint developers) that represents the substantial majority of the minority interest included in the summarized financial information of wind projects in Note 14 to the Consolidated Financial Statements (25% held by a third party in the San Juan Mesa project and 33.3% held by local partners that purchased interests in the Elkhorn Ridge project).
      Subsequent to the acquisition of a project, EME allocates income to the minority interest holders based on their ownership
      percentage except in cases where cash is allocated using a method that will result in a deficiency in the event of liquidation.  In these cases, earnings are allocated using the prorated share that is anticipated to be earned over the life of the project.

Form 10-Q for Fiscal Quarter Ended March 30, 2009

15.   Please address the above comments in future filings to the extent applicable.

      Response:

      To the extent applicable, Edison International will revise its quarterly disclosures as addressed above.

Note 4. Income Taxes, page 20

16.   In future filings please consider clarifying your disclosures related to the impact of the Global Settlement on your financial statements.  For example, consider disclosing the following items:
        o   The nature and amounts of each of the significant adjustments to income tax expense and/or benefits resulting from the
            global settlement and resolution of disputes related to the cross border leases;
        o   The effects of the termination of the cross border leases; and
        o   The expected proceeds from the termination of the cross border leases and refunds of tax deposits.

      Response:

      The impact of the Global Settlement and lease terminations were recorded during the second quarter of 2009 and related
      disclosures were appropriately updated in the Form 10-Q for the quarter ended June 30, 2009, taking into consideration the items noted above. Information on the Global Settlement was included in the following sections of the Form 10-Q: Federal and State Income
      Taxes on page 52; Intercompany Tax-Allocation Agreement on page
      87; Leveraged Leases on page 110; and Note 4 to the Consolidated
      Financial Statements.

Definitive Proxy Statement on Schedule 14A

Executive Compensation Program Objectives and Overview, page 20

17.   We note here and in your discussion of long term incentives that you have set your compensation for each named officer at
      approximately the median level for that position among the peer group companies.  Please expand your disclosure to explain why the Compensation Committee determined to set executive
      compensation at median level.

      Response:

      In future filings, Edison International and SCE will expand the disclosure in their joint proxy statement to explain the
      Compensation Committee's determination to use the median or other applicable level, which in the past has been based on the
      recommendation of the Committee's independent compensation consultant.

18.   We note that the Compensation Committee selected, with some adjustments, the Philadelphia Utility Index as your compensation peer group for 2008.  It appears that you are benchmarking your executive compensation against this peer group.  Please identify the component companies for your peer group, pursuant to Item
      402(b)(2)(xiv) of Regulation S-K.

      Response:

      The Compensation Committee selected the Philadelphia Utility Index minus AES Corporation plus Sempra Energy as the peer group for 2008, which included the following companies:

      Ameren                            FirstEnergy
      American Electric Power           FPL Group
      CenterPoint Energy                Northeast Utilities
      Consolidated Edison               Pacific Gas & Electric
      Constellation Energy              Progress Energy
      Dominion Resources                Public Service Enterprise Group
      DTE Energy                        Sempra Energy
      Duke Energy                       Southern Company
      Entergy                           Xcel Energy
      Exelon

      In future filings, Edison International and SCE will identify the relevant component companies of the Philadelphia Utility Index, or other relevant index, used as our compensation peer group.

Annual Bonuses, page 121

19.   We note that you have disclosed that the Compensation Committee sets specific goals at the beginning of the year for named officers to achieve in order that they may receive an annual bonus, but you have not provided a quantitative discussion of the terms of the necessary goals.  If you omitted this information because you believe it would result in competitive harm as provided under Instruction 4 to Item 402(b), please tell us your reasons.  If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors.  Please also discuss any discretion that may be exercised in paying the bonus absent attainment of the stated performance goal.  Please see
      Instruction 4 to Item 402(b) of Regulation S-K.

      Response:

      For 2008, the only bonus formula adopted by the Compensation
      Committee was the formula adopted under the 2008 Executive Bonus
      Program, which was based on 1.5% of Edison International's consolidated earnings from continuing operations during 2008, all as disclosed on page 23 of the Proxy Statement.  The Committee did not adopt any other bonus formula, or assign quantitative values or weightings to any other goals, for purposes of making bonus determinations.

      As noted on page 21 of the Proxy Statement, target and maximum bonus opportunities were established by the Committee for each
      Named Officer.  The target and maximum bonus amounts served as guidelines for final bonus determinations at the end of the year.  However, these targets and maximums were not tied to any pre-established performance goals or targets other than the maximum bonus amounts ultimately produced under the 2008
      Executive Bonus Program.

      The Compensation Committee did adopt certain business goals at the start of the year to be used as the basis for evaluating performance, but the Committee retained total discretion to determine bonus amounts (within the maximums established under the 2008 Executive Bonus Program), including the discretion to base bonus determinations on criteria not included in the
      business goals adopted at the start of the year, and the
      discretion to pay no bonus regardless of any level of
      performance.  Page 22 of the Proxy Statement includes a detailed list of the material performance factors taken into account by the Committee in making its subjective (within the maximums established under the 2008 Executive Bonus Program) determination of bonuses for 2008. Included among the factors is the decline in the Company's stock price, which was not related to the business goals set at the beginning of the year, but was an important factor taken into account by the Committee in determining bonuses for 2008.

      In future filings for fiscal years with respect to which the
      Committee has discretion in determining Named Officer bonuses, we will clarify (consistent with our comments in the foregoing paragraphs) the level of discretion involved.

Stock Ownership of Directors and Executive Officers, page 60

20.   We note that you provided disclosure as of January 31, 2009.
      Please provide ownership information as of a date closer to the date of your proxy.  In addition, please indicate and include shares that could be acquired within 60 days.

      Response:

      In future filings, Edison International and SCE will provide stock ownership information as of a date closer to the date of their joint proxy statement.  The disclosure will also continue to indicate and include shares that could be acquired within 60 days of such date.

Certain Relationships and Related Transactions, page 62

21.   You mention here that the appropriate committee will review any related party transaction that is required to be disclosed in your proxy.  Please revise this discussion to provide additional information regarding your policies and procedures relating to the review and approval of such transactions, as required
      pursuant to Item 404(b) of Regulation S-K.  In this regard, we note your statement that the disclosed transactions were
      comparable to those that would have been undertaken with
      nonaffiliated entities.  Please indicate whether the related party transactions you describe were reviewed in accordance with your policy and, if not, state why they did not require such review.

      Response:

      In future filings, Edison International and SCE will enhance the disclosure required by Item 404(b) of Regulation S-K to provide additional information regarding our policies and procedures relating to the review and approval of related party
      transactions.  The related party transactions described in the
      Proxy Statement were reviewed in accordance with our policy.  In future filings, we will indicate whether related party
      transactions were reviewed in accordance with our policy.

Southern California Edison

Form 10-K for Fiscal Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 20

22.   We note that the scope of your evaluation of internal control over financial reporting does not include an evaluation of internal control over financial reporting for certain variable interest entities consolidated pursuant for FIN 46(R).  In future filings please disclose key sub-totals such as total and net assets, revenues and net income that result from consolidation of such entities and that your conclusion regarding the
      effectiveness of internal control over

      financial reporting does
      not extend to the internal controls of such VIEs.  Also, please tell us whether the scope of your evaluation of internal control over financial reporting includes entities that you
      proportionately consolidate.  If the scope of your evaluation does not include proportionately consolidated entities, please provide similar disclosures in regard to those entities.  The additional disclosures should also note that the financial statements include the accounts of certain entities consolidated pursuant to FIN 46(R) or accounted for via proportionate
      consolidation in accordance with EITF 00-1 but that management has been unable to assess the effectiveness of internal control at those entities due to the fact that you do not have the ability to dictate or modify the controls of the entities and do not have the ability, in practice, to assess those controls.
      Please refer to Questions 1 of "Frequently Asked Questions
      Regarding Management's Report on Internal Control Over Financial
      Reporting and Certification of Disclosure in Exchange Act
      Periodic Reports" available on our website at
      www.sec.gov/info/accountants/controlfaq.htm.

      Response:

      Variable Interest Entities:

      SCE will add the following additional disclosure in its 2009 Form
      10-K:

            SCE consolidates four variable interest entities under FIN
            46(R), but does not control the operating activities of
            these entities or have the ability to dictate or modify the controls of these entities.  Accordingly, the scope of
            evaluation of internal control over financial reporting
            does not include an evaluation of internal control over
            financial reporting for these variable interest entities.
            A summary of the key sub-totals of these entities is set
            forth in the following table (in millions):

                  ----------------------------------------------------
                                                          2008
                  ----------------------------------------------------
                  At December 31,
                        Total Assets                      $419
                  For the year ended December 31,
                       Revenue                            $410
                       Operating Expenses                 $245
                       Net Income                          --
                  ----------------------------------------------------

            Accordingly, the conclusion regarding the effectiveness of internal control over financial reporting does not extend
            to the internal controls of such variable interest
            entities.

      Jointly Owned Utility Plants -

      SCE's scope of evaluation of internal control over financial reporting includes its Jointly Owned Utility Projects.

Exhibit 12 - Computation of Ratios of Earnings to Fixed Charges

23.   Please show us your calculation of earnings for the most recent year in a format that identifies each of the items in instruction
      (C) of Item 503(d) of Regulation S-K.  In addition, tell us why your treatment of minority interest, equity in income from equity investees and distributed income from equity investees in your earnings computations comply with the instructions to Item 503(d)
      Regulation S-K.  In future filings please show your computations to derive income from continuing operations before fixed charges and taxes starting with income from continuing operations before tax and minority interest.

      Response:

      Attachment A includes a copy of SCE's calculation for 2008 in the format requested.

      SCE will revise the format of the ratio of earnings to fixed charges calculation to be consistent with instruction (C) of Item
      503(d) in its 2009 Form 10-K.

Exhibit 13 - Selected Portions of the Annual Report to Shareholders for
the Year Ended December 31, 2008

Critical Accounting Estimates and Policies, page 44

24.   Please revise to describe the material implications of
      uncertainties associated with the methods, assumptions and estimates underlying your critical accounting measurements that have had or that you reasonably expect will have a material impact on financial condition and operating performance and on the comparability of reported information among periods.  Your disclosures should supplement, not duplicate, the accounting policies disclosed in the notes to the financial statements.  For example, you should analyze to the extent material, such factors as how you arrived at each estimate, how accurate the
      estimate/assumption has been in the past, how much the
      estimate/assumption has changed in the past and whether the estimate/assumption is reasonably likely to change in the
      future.  We would

      expect you to provide quantitative as well as
      qualitative disclosure when quantitative information is
      reasonably available and to provide greater insight into the quality and variability of information regarding financial condition and operating performance.  Also, since each critical accounting estimate and related assumptions are based on matters that are uncertain or difficult to measure, you should analyze and disclose their specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect.  Please refer to Item 303(a)(3)(ii) of
      Regulation S-K as well as the Commission's Guidance Regarding
      Management's Discussion and Analysis of Financial Condition and
      Results of Operations.

      Response:

      See Edison International's response to comment 5 above.

Notes to Consolidated Financial Statements, page 125

Note 4. Income Taxes, page 144

Accounting for Uncertainty in Income Taxes, page 74

25.   Please tell us how the liability for unrecognized tax benefits is classified in your consolidated balance sheet for each year presented.  In addition, please tell us the nature of the items netted against the liability as disclosed in note 3 to the table of commitments on page 50.

      Response:

      The classification of unrecognized tax benefits and the nature of the items netted against the liability for Southern California
      Edison are the same as described in Edison International's response to comment 7 above.

Note 5. Compensation and Benefit Plans, page 76

Stock-Based Compensation, page 84

26.   We note your disclosure in the second paragraph on page 69 that you have issued restricted stock units since 2007.  Please tell us why you have not disclosed the information in paragraph A240 of SFAS 123(R) for restricted stock units.

      Response:

      See Edison International's response to comment 8 above.

Stock Options, page 84

27.   Please tell us your rationale for using historical volatility for the most recent 36 months in estimating the fair value of stock options as opposed to historical volatility over a period
      commensurate with the expected or contractual term of the
      awards.  Refer to Question 2 of SAB Topic 14:D.

      Response:

      See Edison International's response to comment 9 above.

Performance Shares, page 86

28.   Please tell us what consideration you gave to presenting separate disclosure of awards classified as equity and those classified as liabilities.  Refer to paragraph A240f of SFAS 123(R).

      Response:

      See Edison International's response to comment 10 above.

Note 6. Commitments and Contingencies, page 161

Lease Commitments, page 87

29.   Please disclose the information for capital leases required by paragraphs 16a of SFAS 13 or tells us why such disclosures are not required.

      Response:

      See Edison International's response to comment 11 above.

Other Commitments, page 89

30.   Please tell us how you are accounting for the power purchase settlements with qualifying facilities and the basis in GAAP for your accounting treatment.  In addition, please disclose the amount of QF settlements for each year presented.

      Response:

      See Edison International's response to comment 12 above.

Form 10-Q for Fiscal quarter Ended March 30, 2009

31.   Please address the above comments in future filings to the extent applicable.

      Response:

      To the extent applicable, SCE will revise its quarterly
      disclosures as addressed above.

In connection with our response to the comments of the Staff set forth herein, we acknowledge that:

o     Each of Edison International and SCE are responsible for the adequacy and accuracy of the disclosure in their respective filings;
o     Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
o     Neither Edison International nor SCE may assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments on the above responses, please advise us by letter or by calling me at (626)302-2278 or via
e-mail at mark.clarke@edisonintl.com, or Jeff Duran at (626)302-4513 or via e-mail at jeff.duran@sce.com.

Sincerely,

/s/ Mark Clarke                  /s/ Linda G. Sullivan
---------------                  ---------------------
Mark Clarke                      Linda G. Sullivan
Vice President and Controller    Senior Vice President & Chief
Edison International             Financial Officer
                                 Acting Controller
                                 Southern California Edison